[NetScout Systems, Inc. letterhead]

VIA EDGAR

November 20, 2009

Mr. Patrick Gilmore

Accounting Branch Chief, Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 4561

100 F St., N.E.

Washington, D.C. 20549

Re:	NetScout Systems, Inc. (File No.: 000-26251)
SEC Comment Letter dated November 13, 2009

Dear Mr. Gilmore:

As a follow up to our attorney’s discussion with Mr. David Edgar, Staff Accountant, on behalf of NetScout Systems, Inc. (“NetScout”), we refer to the letter dated November 13, 2009 (the “Letter”) from you relating to NetScout’s Form 10-K for the fiscal year ended March 31, 2009 and Form 10-Q for the fiscal quarter ended September 30, 2009. We will be responding to the Letter on or prior to December 21, 2009. We believe the additional time is required in order to properly review and finalize the responses, especially given the intervening Thanksgiving holiday.

If you require additional information, please telephone the undersigned at (978) 614-4202.

Sincerely,

/s/ David P. Sommers
David P. Sommers

Chief Financial Officer

cc:	Miguel J. Vega, Esq.

Cooley Godward Kronish, LLP